UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

 Commission File Number 001-35991

AENZA S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

December 28, 2020

We hereby inform as a Relevant Information Communication that we have become aware that Técnicas Reunidas de Talara S.A.C. has requested to execute (i) a standby performance letter of credit issued at the request of our subsidiary GyM S.A. for USD 16,000,000 and (ii) a standby letter of credit of advance payment guarantee issued at the request of our subsidiary GyM S. A. for USD 7,722,510.74, alleging a nonexistent contractual default which is the purpose of an arbitration initiated by GyM S.A. in 2018, for the repeated contractual failures of Técnicas Reunidas de Talara S.A.C. despite the fact that the aforementioned arbitration is in process and its ruling is not expected until the end of 2021.

GyM S.A. will demand, in addition to the amount claimed in the aforementioned arbitration, full compensation for damages suffered as a result of the execution of these guarantees.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: December 28, 2020